Insider transaction detail - View details for insider	2006-11-24 10:06 ET

Transactions sorted by	: Insider
Insider family name	: FERGUSON ( Starts with )
Given name	: DAVID CHARLES ( Starts with )
Filing date range	: November 23, 2006 - November 24, 2006
Equity securities	: Common Shares
Issuer derivatives	: Options

Insider name:	Ferguson, David Charles

Legend:	O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning:
The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: TransGlobe Energy Corporation

Insider's Relationship to Issuer: 5 - Senior Officer of Issuer

Security designation: Common Shares

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
833623	2006-11-20	2006-11-23	Direct Ownership :	10 - Acquisition or disposition in the public market	-700	6.1000	218,300

833624	2006-11-20	2006-11-23	Direct Ownership :	10 - Acquisition or disposition in the public market	-700	6.0000	217,600

833627	2006-11-20	2006-11-23	Direct Ownership :	10 - Acquisition or disposition in the public market	-3,600	5.8500	214,000

833629	2006-11-20	2006-11-23	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	5.1000 USD	209,000

833630	2006-11-20	2006-11-23	Direct Ownership :	10 - Acquisition or disposition in the public market	-15,000	5.0500 USD	194,000

833632	2006-11-20	2006-11-23	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	5.0800 USD	189,000

833634	2006-11-20	2006-11-23	Direct Ownership :	10 - Acquisition or disposition in the public market	-4,000	5.1200 USD	185,000

833636	2006-11-20	2006-11-23	Direct Ownership :	10 - Acquisition or disposition in the public market	-8,400	5.1600 USD	176,600

833637	2006-11-20	2006-11-23	Direct Ownership :	10 - Acquisition or disposition in the public market	-1,600	5.0900 USD	175,000

833639	2006-11-20	2006-11-23	Direct Ownership :	10 - Acquisition or disposition in the public market	-1,500	5.2000 USD	173,500

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
833640	2006-11-20	2006-11-23	Direct Ownership :	10 - Acquisition or disposition in the public market	-6,900	5.1500 USD	166,600

833643	2006-11-20	2006-11-23	Direct Ownership :	10 - Acquisition or disposition in the public market	-3,500	5.0000 USD	163,100

833645	2006-11-21	2006-11-23	Direct Ownership :	10 - Acquisition or disposition in the public market	-6,600	5.1500 USD	156,500

833646	2006-11-21	2006-11-23	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,600	5.2000 USD	150,900

833647	2006-11-21	2006-11-23	Direct Ownership :	10 - Acquisition or disposition in the public market	-900	5.1600 USD	150,000

833897	2006-11-21	2006-11-24	Direct Ownership :	51 - Exercise of options	+200,000	0.5000	350,000

Security designation: Options (Common Shares)

833663	2006-11-21	2006-11-23	Direct Ownership :	51 - Exercise of options	-200,000	0.5000	156,000			2007-04-16	Common Shares	-200,000	156,000